Form 12b-25




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                        SEC File Number 1-4141
                                                               Cusip Number


(Check One):  xx Form 10-K    Form 20-F    Form 11-K    Form 10-Q    Form N-SAR

For Period Ended:    February 23, 2002
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[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended: _________________________


 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

     The Great Atlantic & Pacific Tea Company, Inc.
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Full Name of Registrant

     N/A
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Former Name if Applicable

     Two Paragon Drive
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Address of Principal Executive Office (Street and Number)

     Montvale, NJ  07645
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 xx    (b) The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

      The fiscal 2001 financial statements have not yet been finalized pending completion of the investigation described in the press release attached hereto as Exhibit A.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification



   William P. Costantini              201                         573-9700
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           (Name)                 (Area Code)                (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
    If answer is no, identify report(s).  xx  Yes        No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
      portion thereof?     xx  Yes       No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Exhibit A attached hereto.
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                       The Great Atlantic & Pacific Tea Company, Inc.
                       ---------------------------------------------
                        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date:  May 24, 2002                     By:/s/Mitchell P. Goldstein
                                           ------------------------


                                      Name:  Mitchell P. Goldstein
                                     Title:  Sr. Vice President and
                                             Chief Financial Officer






                                    Exhibit A

Press Release


The Great Atlantic & Pacific Tea Company
To Extend Filing Date Of Its Annual
Report on Form 10-K

MONTVALE, N.J.--(Business Wire)-- May 24, 2002 The Great Atlantic & Pacific
Tea Company, Inc. (A&P, NYSE: GAP) announced that it would file a Form 12b-25 with the Securities and Exchange Commission to delay filing its Form 10-K for the 52 weeks ended February 23, 2002. The delay results from the Company's recent commencement of a review of certain actions in certain of its regions relating to the appropriate timing for the recognition of vendor allowances and the accounting for inventory. While the Company's review has not been completed and the Company cannot be certain of its eventual outcome with regard to amounts or periods affected, management currently believes that a charge will result. A substantial portion of such charge will reverse credits which were recognized prematurely as reductions of cost of merchandise sold. That portion will therefore be recognized in periods subsequent to fiscal 2001 as reductions of cost of merchandise sold. As stated above, the ultimate determination of amounts and related accounting periods will be affected by the outcome of the Company's review.

This release contains forward-looking statements about the future performance of the Company, which are based on Management's assumptions and beliefs in light of the information currently available. The Company assumes no obligation to update this information. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food industry generally and particularly in the Company's principal markets; the Company's relationships with its employees and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect the Company's cost of capital and the ability of the Company to access capital; supply or quality control problems with the Company's vendors; and changes in economic conditions which affect the buying patterns of the Company's customers.